Exhibit 99.1

IsoEnergy Announces the Appointment of Nathan Bridge as Vice President, Exploration and Dr. Dan Brisbin as Vice President, Geology

TORONTO, Oct. 13, 2026 /CNW/ -- IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the appointment of Nathan Bridge, M.Sc., P.Geo., as Vice President, Exploration. Dr. Dan Brisbin, P.Geo., has moved from Vice President, Exploration into the newly created role of Vice President, Geology.

Mr. Bridge is a Professional Geoscientist with extensive uranium exploration experience in the Athabasca Basin. He spent five years as Vice President, Exploration at CanAlaska Uranium Ltd., where he led the exploration team during the discovery and advancement of the Pike Zone at the West McArthur project. Before joining CanAlaska, he spent more than a decade with Cameco Corporation managing exploration, delineation and geotechnical drilling programs. He was a senior geologist on Cameco's Fox Lake discovery team, which advanced the deposit from exploration through discovery and into resource definition, and also worked on programs at Cigar Lake, Eagle Point and Millennium. Mr. Bridge holds B.Sc. and M.Sc. degrees in Geology from the University of Western Ontario.

Dr. Brisbin has 45 years of experience in exploration and mine geology, more than 20 of which have been in uranium exploration, including roles with Falconbridge Limited, Cameco Corporation and Alamos Gold Inc. Since joining IsoEnergy in 2023, and as Vice President, Exploration since January 2024, he has led the testing of the Larocque Trend, which generated additional mineralized drill hole intersections along the Hurricane South Trend, and advanced a portfolio of early-stage projects in the eastern Athabasca Basin to drill-ready stage. As Vice President, Geology, he will provide senior technical oversight across the Company's projects and lead its global project generation and the technical evaluation of new growth opportunities. Dr. Brisbin holds Honours B.Sc., M.Sc. and Ph.D. degrees from Queen's University.

Philip Williams, CEO and Director of IsoEnergy, commented, "We are pleased to welcome Nathan as we focus on the opportunity to expand the Hurricane resource. Recent drilling along the South Trend has identified mineralization beyond the current resource footprint, and Nathan's Athabasca Basin experience will be valuable as we interpret those results and define the next phase of drilling. We are also encouraged by the exploration opportunities emerging across our growing portfolio in the Athabasca Basin and globally. Dan's deep knowledge of our projects has been central to IsoEnergy's growth, and as Vice President, Geology, he will lead our global project generation and the technical evaluation of new growth opportunities."

Nathan Bridge, Vice President, Exploration, commented, "I'm excited to join IsoEnergy at this stage of the Hurricane program. The recent results along the South Trend have created a strong foundation for the next phase of work on Larocque East. I look forward to working with the team to understand the extent of mineralization and to test growth opportunities beyond the current resource. Having spent much of my career exploring in the Athabasca Basin, I'm also eager to contribute to IsoEnergy's broader exploration program."

Dan Brisbin, Vice President, Geology, commented, "I'm excited to take on this role at an important time for IsoEnergy. I look forward to focusing on the technical direction of our portfolio and the next generation of opportunities for the Company, and to working closely with Nathan as we advance Hurricane and the rest of our exploration pipeline."

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca Basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration and development activities, potential resource expansion and the anticipated roles and responsibilities of members of the Company's management team. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as anticipated; that the anticipated cost of planned exploration activities are as expected; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 13-OCT-26